

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

<u>Via E-mail</u>
Ricardo Reyes
Chief Financial Officer
United Breweries Company, Inc.
Vitacura 2670, Twenty-Third Floor
Santiago, Chile

      Re: **United Breweries Company, Inc.**
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 30, 2012
              File No. 001-14906

Dear Mr. Reyes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Brian K. Bhandari for

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Mining